WILLIAMS LAW GROUP, P.A.
2503 West Gardner Court
Tampa, FL 33611

April 13, 2006

Sputnik, Inc.

Via e-mail

Re: Share issuance to two consultants in December, 2005

Gentlemen:

You have asked our opinion concerning compliance with federal securities laws of the issuance of 65,000 shares of your common stock to two consultants in December 2005 while your registration statement was pending with the SEC. In this connection, we have reviewed the SEC staff’s comment Number 5 in their comment letter dated April 12, 2006 concerning your registration statement.

We are of the opinion that the issuance of 65,000 shares of your common stock to two consultants in December 2005 was undertaken in compliance with federal securities laws, notwithstanding the staff’s comment.

You have advised us that one of the recipients of the shares was a consultant who acts as a primary developer of your software. He was referred to you by another of your existing consultants who was aware that your developer had left and you required for a new developer to continue your business. The second recipient is a technical/service support person who had long-term involvement in your industry through his work in setting up Wi-Fi networks for other businesses. He had heard about your company through his work in your industry well before you even contemplated filing a registration statement. He was relocating to the United States and, on an unsolicited basis, stopped by your office and asked for a job, which, after interviewing him and checking his references, you gave him.

The issuance of the shares was not part of any scheme to evade the registration provisions of the 1933 Act. Instead, the purpose of the issuance was to conserve cash resources and retain the services of people critical to the continued effective implementation of your business plan, thereby protecting the interest of your stockholders and the investing public.

In connection with this opinion, we have noted the following additional facts:

•	Number of shares issued was de minimus: 65,000 or less than .005% of the total issued and outstanding stock
•	Number of persons to whom shares were issued is de minimus: 2
•	Nature of consideration was services, not cash
•	Amount of consideration is de minimus: $6,500
•	The shares are not being registered; they may only be resold under Rule 144.

As to the issue of general advertising and solicitation, we note the staff’s position but we also note that the area of general advertising and solicitation is, as some commentators have stated, “murky.” Unlike a bright line test such as the limitation on purchasers to 35 unaccredited investors found in Regulation D, general advertising and solicitation is more of a facts and circumstances issue. As noted above, the registration statement at issue was not used to advertise or solicit these two contractors or in any other manner utilized in connection with the identification of the two contractors or the issuance of these shares. Accordingly, we do not believe there was any failure to comply with Regulation D in connection with these issuances.

We also note that Regulation D is a safe harbor under Section 4(2) of the 1933 Act. The failure to comply with Regulation D does not mean that the share issuances were not done in compliance with Section 4(2) of the 1933 Act.

Given the totality of the facts and circumstances cited above, specifically the fact the registration statement was not advertising to and played no part in solicitation or identification of the contractors to whom the shares were issued, the de minimus number of shares issued, the de minimus number of persons receiving the stock, the nature of consideration, the de minimus amount of consideration, and the non-registration of shares for resale, even if the Regulation D safe harbor is not available, the statutory provisions of Section 4(2) of the 1933 Act are satisfied in that this was clearly a transaction not involving a public offering.

Please feel free to contact us if you have any questions or need any additional information.

Very truly yours,

/s/Michael T. Williams

Michael T. Williams